UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-40695

Dole plc
(Exact name of registrant as specified in its charter)
Dole plc
29 North Anne Street
Dublin 7 D07 PH36
Ireland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ◻ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Submission of Matters to a Vote of Security Holders

On May 31, 2022, Dole plc (the “Company”) held its 2022 Annual General Meeting (the “AGM”). The proposals presented at the AGM are described in the Company’s proxy statement for the AGM filed with the Securities and Exchange Commission on April 21, 2022. The final voting results were as follows:
Proposal 1 – Election of Directors
Shareholders elected each of the following director nominees for a three-year term as follows:

Directors	For	Against	Abstain	Broker Non-Votes
Rose Hynes	54,229,354	6,240,060	11,637	8,531,867
Carl McCann	53,312,404	7,157,871	10,776	8,531,867
Michael Meghen	52,568,527	7,899,511	13,013	8,531,867
Helen Nolan	55,128,037	5,340,235	12,779	8,531,867

Proposal 2 – Ratification of auditors
Shareholders ratified the selection of KPMG LLP as auditors of the Company and authorized the Audit Committee of the Board of Directors of the Company to fix the remuneration of KPMG as statutory auditors for the fiscal year ending December 31, 2022 as follows:

For	Against	Abstain	Broker Non-Votes
68,674,308	326,647	11,963	0

Proposal 3 – Approval of lease and sub-lease agreements
Shareholders approved that the Company or one of its subsidiaries may enter into certain real property lease and sub-lease agreements with Balmoral International Land Holdings plc and Balkan Investments ULC as follows:

For	Against	Abstain	Broker Non-Votes
60,407,770	46,256	27,025	8,531,867

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2022	DOLE PLC (Registrant)

By: /s/ Rory Byrne
Name: Rory Byrne
Title: Chief Executive Officer